September 6, 2007

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:      Simmons Company
 Form 10-K for the Fiscal Year Ended December 30, 2006
 Filed March 23, 2007
 Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and
 June 30, 2007
 File No. 333-124138

Dear Mr. O’Brien:

Thank you for your letter dated August 23, 2007 setting forth the comments of the Staff of the Securities and Exchange Commission on our Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed March 23, 2007, and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007, file no. 333-124138, of Simmons Company (“Simmons”).

Attached hereto is a memorandum setting forth responses to each of the comments raised by the Staff in its comment letter.  For ease of reference, each comment is reprinted and is followed by our response.  Page references in the memorandum are to Simmons’ revised Annual Report on Form 10-K/A for the fiscal year ended December 30, 2006, which has been marked to show changes made to Simmons’ Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

Please do not hesitate to call me at (770) 392-2598 with any questions or comments you may have.

Very truly yours,

                           /s/ William S. Creekmuir
  William S. Creekmuir

cc:        Tracey Houser
John Hartz
(Securities and Exchange Commission)

Alex D. Lynch
(Weil, Gotshal & Manges LLP)

MEMORANDUM

September 6, 2007

Re:	Simmons Company
Form 10-K for the Fiscal Year Ended December 30, 2006, Filed March 23, 2007
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007, File No. 333-124138

This memorandum sets forth the responses of Simmons Company (“Simmons” or “we”) to the comments of the Staff of the Securities and Exchange Commission contained in a letter to Simmons dated August 23, 2007 relating to Simmons’ Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed March 23, 2007, and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007, file no. 333-124138.

For ease of reference, each comment is reprinted below and is followed by Simmons’ response.  Page references in this response memorandum are to Simmons’ revised Annual Report on Form 10-K/A for the fiscal year ended December 30, 2006, which has been marked to show changes made to Simmons’ Annual Report on Form 10-K for the fiscal year ended December 30, 2006, filed March 23, 2007, file no. 333-124138.

Form 10-K for the Fiscal Year Ended December 30, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 22

1.
Please tell us why you do not consider your estimate of the fair value of your common stock in connection with equity issuances to your employees and your estimate of pension benefits obligations as critical accounting policies; otherwise, please revise your disclosure in future filings to include these estimates in your discussion of your critical accounting policies.

We disclose stock compensation expense as a critical accounting policy on page 23 and state the “fair value of the underlying stock is determined by our board of directors based upon a quarterly valuation of the Company performed by a third-party valuation firm.”  In future filings, we will expand this disclosure to highlight the methodology, material assumptions utilized by our third-party valuation firm to value the stock, and sensitivity of those assumptions.

We did not consider the estimate of our pension obligation material enough to disclose as a critical accounting policy for fiscal year 2006.  We assumed the pension obligation in connection with our acquisition of Simmons Canada on November 15, 2006.  Our net pension expense for fiscal year 2006 was $0.2 million.  Further, a 10% change in the estimated obligation would result in a $2.4 million (or 0.2% of total assets) change in the liability.  Since the liability was assumed so close to our 2006 fiscal year end, we believe any significant change in the liability would have been an adjustment in the purchase price allocation (i.e., an increase in goodwill).  We will reassess the materiality of our estimate of our pension obligation in future filings and revise our critical accounting policy disclosure accordingly.

Intangible assets, page 22

2.
In future filings, please revise your critical accounting policy discussion for your indefinite-lived intangible assets to include the material assumptions used in your projected cash flow analysis and the sensitivity of these assumptions.  For the times you obtain an appraisal to estimate the fair value of a significant indefinite-lived intangible asset, disclose the methodology used, the material assumptions made and the sensitivity of those material assumptions used by the appraiser.  If the estimated fair value and carrying value for any of your indefinite-lived intangible assets are not materially different, please disclose this fact including the amount at risk.  Finally, discuss the factors considered in determining that your trade names have indefinite lives in accordance with paragraph 11 and Appendix A of SFAS 142.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

In future filings, we will revise our critical accounting policy discussion for indefinite-lived intangible assets to disclose the methodology utilized by our third-party valuation firm to estimate the fair market value, including the material assumptions made and the sensitivity of those assumptions.  In addition, we will discuss the factors considered in determining that our trademarks have indefinite lives.

3.
In future filings, if the carrying value of your reporting units is not materially different from the estimated fair value, please consider revising your disclosure regarding testing goodwill for impairment to address each of the following points:

•	Define the reporting unit level at which you test goodwill for impairment.

•	We note that you estimate the fair value of your reporting units using both future discounted cash flows and comparison to similar entities’ fair values.

○
Describe each of these methodologies, including sufficient information to enable a reader to understand how the two methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these two methods as being the most meaningful for the company in preparing their goodwill impairment analysis.

○
Disclose how you weight each of these methods, including how you determined the weights for each method.  Given that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently.

•
For each methodology, provide a description of the material assumptions used and the sensitivity of those assumptions.  For example, such assumptions should include for a discounted cash flow method the discount rate used, the revenue growth rates, the operating profit margins, and the terminal rate, at a minimum; and for a comparable business method the revenue and/or EBITDA multiple used.

•	Disclose those reporting units, including the amount of goodwill for the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

In future filings, we will revise our disclosure to define the reporting unit level at which we test goodwill for impairment.  Additionally, if the carrying value of our reporting units is not materially different from the estimated fair value, we will add the additional disclosures as outlined in your comment above.

Warranty accrual, page 23

4.
We note your disclosure on page 12 that states you have released many new products that are fairly early in their product life cycles.  In future filings, please revise your disclosure to state how you estimate warranty costs for these new products with short product life cycles.  Please also revise your disclosure to state the percentage of revenues for each period presented that include these new products.

We principally manufacture and market innerspring mattresses and foundations under our brand names Beautyrest and DeepSleep (introduced in the 1920s) and BackCare (introduced in the 1990s).  We have historically updated these product lines for our customers every one to two years or when the product line isn’t performing at expected levels.  Although the updated products may contain new features, the underlying product is fundamentally the same innerspring product that we have historically manufactured.  Additionally, these new products undergo the same or better quality control testing as our historically manufactured products.  In future filings, we will disclose that our new products undergo extensive quality control testing and are primarily constructed using similar techniques and materials of our historical products, therefore we utilize our historical warranty return experience to estimate future product returns for new products.  We do not believe the disclosure of the percentage of revenues for each period presented that include new products is meaningful information since we are constantly introducing new products.

Income  taxes, page 24

5.	In future filings, please revise your discussion of income taxes to quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

In future filings, we will quantify the amount of taxable income needed to fully realize our deferred tax assets.

Results of Operations, page 25

6.
Please revise your discussion and analysis of net sales in future filings to state the impact the multi-year supply agreement with Sleep Train entered into in connection with your disposition of Sleep Country USA has had.  In this regard, we note your disclosure on page 50 that this agreement will result in you having significant ongoing interest in the cash flows of Sleep Country USA.  In addition, you also eliminate the historical results of Sleep Country USA as part of your comparative discussion and analysis.

Prior to our selling Sleep Country USA to Sleep Train, we sold products to both entities.  As a result of the transaction and our entering into the multi-year supply agreement, we will continue to sell our products to the combined entity for at least the term of the supply agreement.  As previously disclosed in an August 30, 2006 press release (Form 8-K filed on August 31, 2006), we anticipate the combined entity to purchase over $300 million of our product during the term of the agreement.  Since each of the periods presented include sales from both entities, the multi-year supply agreement has no meaningful impact on our change in net sales between the two periods presented, therefore we do not believe it is appropriate to revise our discussion and analysis in future periods to state the impact of the agreement.

7.
In future filings, please revise your disclosure to include a discussion and analysis of the impact new product offerings have had and are expected to have in subsequent periods on net sales.  In this regard, we note your discussion on page 8 that new product offerings did not impact net sales in 2005 as favorably as in prior periods.  Furthermore, we note your statement in your March 22, 2007 press release (Form 8-K filed on April 4, 2007) that you “entered the year with arguably the hottest product line in our industry including our luxury line, Beautyrest Black, which was introduced in August 2006.”  However, you did not state the impact such introduction had on your fiscal year 2006 net sales, only a description of your new products on page 21.  Refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In future filings, we will revise our disclosure to include a discussion and analysis of the impact new product offerings have had and are expected to have in subsequent periods on net sales to the extent material to our results from operations.

8.
In future filings, please revise your explanation for the decrease in SG&A as a percentage of net sales to provide a more detailed discussion of the sales force reorganization and how such reorganization resulted in a decrease to SG&A.  Please also explain how the timing of new product introductions results in a decrease in SG&A as a percentage of net sales.

In future filings, we will revise our explanation to provide a more detailed explanation of our material fluctuations in SG&A.

9.
We note that you attribute the decline in licensing fees to a significant licensee losing one of their major customers.  Please expand upon this disclosure to state when this occurred and your expectations regarding this customer and future licensing fees.

In future filings, we will expand our disclosure to state when one of our licensees loses one of their major customers if it significantly impacts our current and future period results.

Note B – Principal Accounting Policies, page 42

Customer Supply Agreements, page 43

10.
We note that when you enter into a long-term supply agreement with a customer you may provide that customer with an initial cash outlay or credit memo that may or may not be refundable.  For these transactions, you reduce sales for the amounts, either immediately (non-refundable) or through amortization (refundable), as described on pages 43 and 45.  For the refundable arrangements, you also state that the amortization of the asset recognized is included in selling, general and administrative expense.  For each of these four types of arrangements, including the use of credit memos, please tell us how you determined the appropriate classification pursuant to EITF 01-9, including the amounts recognized in each period presented.  In future filings, please revise your accounting policies for these four arrangements, as appropriate, and also state the length of these agreements.

We record all cash consideration (including credit memos) provided to our customers as a reduction of sales unless we receive an identifiable benefit that can be reasonably estimated in exchange for the consideration and the consideration is less than or equal to the estimated benefit.  Since the initial outlays of cash or credit memos provided to our customers in connection with the execution of supply agreements provides no separately identifiable benefit, we recognize these payments as a reduction of sales either immediately (non-refundable payments) or over the term of the agreement (refundable payments).  We will revise our disclosure to state the range in lengths of our supply agreements.

We have revised our disclosure on page 43 to state that the amortization of the supply agreements is recorded as a reduction of sales.  Additionally, we revised our advertising costs disclosure on page 46 to state that co-operative advertising costs are recorded as a selling expense when the customer provides proof of advertising and the payments made to the customer are less than the cost of the advertisement.

Note C – Acquisitions and Dispositions, page 49

11.	In future filings, please revise your disclosures for your acquisition of Simmons Canada to state the amount borrowed to fund this acquisition.

In future filings, we will disclose that we acquired Simmons Canada from cash generated from operations and cash from the sale of Sleep Country USA.

12.
We note that you reclassified SCUSA’s assets and liabilities to held for sale as of December 31, 2005 on your consolidated balance sheets for which you cite SFAS 144 as the authoritative literature.  We further note that you did not classify SCUSA’s assets and liabilities as held for sale in your December 31, 2005 Form 10-K.  Paragraph 30 of SFAS 144 states that long-lived assets are to be classified as held for sale in the period in which all of the criteria are met.  As such, it is unclear why you restated the classification of these assets as of December 31, 2005 in your December 31, 2006 Form 10-K.  In future filings, please ensure that you classify long-lived assets as held for sale in the period you meet all of the criteria only.

In future filings, we will classify long-lived assets as held for sale only in the period that we meet all of the criteria of SFAS 144.

Item 9A.  Controls and Procedures, page 74

13.
We note your statement that “any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  Please revise this disclosure in your amended Form 10-K to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for guidance.

We have amended our Form 10-K to remove the reference to the level of assurance of our disclosure controls and procedures.  See page 74.

14.
We note your disclosure that you completed your evaluation of your disclosure controls and procedures’ effectiveness within 90 days prior to the filing date of your annual report on Form 10-K.  However, Item 307 of Regulation S-K requires the conclusion to be as of the end of the period covered by the report.  Please revise your disclosure in your amended Form 10-K to state your conclusion regarding the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

We have amended our Form 10-K to state that we have evaluated our controls as of the end of the period covered by the report.  See page 74.

Exhibits 31

15.
We note that the 302 and 906 certifications included as exhibits refers to your review of a quarterly report on Form 10-Q instead of the December 30, 2006 Form 10-K.  Please amend your entire Form 10-K and include revised 302 and 906 certifications to reference the correct report.  In this case, you will need to reference the amended Form 10-K.  In addition, the certifications’ date should be updated.  Finally, please remove the chief executive officer and chief financial officer titles in the introductory line to the 302 certifications.  Refer to Item 601(b)(31) of Regulation S-K.

We have amended our 302 and 906 certifications to conform to your comments.  See Exhibits 31.1, 31.2, 32.1 and 32.2.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 24

16.
We note that you recognized negative operating cash flows of $5.4 million, which is the first time since your fiscal quarter ended March 26, 2005.  We further note that you attribute the negative operating cash flows to working capital.  In future filings, please provide a more comprehensive explanation of how working capital negatively impacted operating cash flows.  In this regard, we note that accounts receivable is 61.3% of total current assets as of March 31, 2007.  In addition, accounts receivable increased 17.2% as of March 31, 2007.  As such, please include an analysis of days sales outstanding for each period presented and explain any material variances.  Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

In future filings, we will provide a more comprehensive explanation of how fluctuations in components of working capital have impacted operating cash flows for the period.

Form 10-Q For the Fiscal Quarter Ended June 30, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

17.
In future filings, please ensure you include a discussion of Canada’s gross margin.  In this regard, for the three-months ended March 31, 2007 and June 30, 2007 you state that consolidated gross margin after consideration of the sale of SCUSA increased 0.4% and decreased 5.2%, respectively.  We further note that the Domestic segment’s gross margin increased 1.6% and decreased 4.6% for the three months ended March 31, 2007 and June 30, 2007, respectively.  As such, it would appear that Canada’s gross margin had a negative impact on the consolidated gross margin for both fiscal quarters.  Refer to Item 303(A) of Regulation S-K.

In future filings, we will include a discussion of Canada’s gross margin.

18.
We note that you attribute the material difference in the effective tax rate for the quarter ended June 30, 2007 from the statutory rate to “certain discrete tax benefits recognized for the quarter.”  Given the significant difference, please provide a more detailed explanation of these discrete tax benefits recognized in future filings.

In future filings, we will provide the a more detailed explanation of the discrete tax benefits recognized during the period that results in a material difference in the effective tax rate from the statutory tax rate.